April 19, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Excel Trust, Inc.
Registration Statement on Form S-11 (File No. 333-164031)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 17,250,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern Time on April 21, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 12, 2010, through the date hereof:

Preliminary Prospectus dated April 12, 2010:

11,826 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED BARCLAYS CAPITAL INC. UBS SECURITIES LLC As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ C. Brent Smith
Name:	C. Brent Smith
Title:	Vice President

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	UBS SECURITIES LLC

By:	/s/ Roland Du Luart
Name:	Roland Du Luart
Title:	Director

By:	/s/ Ryan Flemming
Name:	Ryan Flemming
Title:	Assistant Director